EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

November 28, 2013	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD ANNOUNCES ANNUAL GENERAL MEETING AND SPECIAL MEETING RESULTS

Emgold Mining Corporation ("Emgold" or the "Company") is pleased to provide the results of the Annual General and Special Meeting of the Shareholders held on November 27, 2013 in Vancouver, B.C. Each of the resolutions, as listed in the Management Information Circular, was approved, including the adoption of the Company's Advance Notice Policy. In addition, management nominated and the shareholders elected a slate of five incumbent directors including David Watkinson, William Witte, Kenneth Yurichuk, Andrew MacRitchie, and Allen Leschert.

At a subsequent Board of Directors Meeting, Allen Leschert was elected Non-Executive Chairman of the Board. Officers were re-elected including David Watkinson as President and Chief Executive Officer, Grant T. Smith as Chief Financial Officer, and Lisa Maxwell as Corporate Secretary.

About Emgold Mining Corporation

Emgold is an international exploration and development company based in Vancouver B.C., Canada. Incorporated in 1989, Emgold is listed on the TSX Venture Exchange under the symbol EMR. Emgold is also a 20F filer in the US and trades OTCQB under the symbol EGMCF. The Company's objective is to generate value for its stakeholders by acquiring and developing quality properties in stable jurisdictions of the world, and advancing them through exploration, permitting, construction and ultimately creating a new gold producing company. Emgold currently has properties located in Nevada, California, and British Columbia.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Statements with respect to the use of proceeds of the disposition may be "forward-looking statements" within the meaning of applicable securities laws. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in or that may be inferred from the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.